FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on October 30, 2007 Announces Follow-on Offering of Common Stock

EXHIBIT 1

Euroseas Ltd. Announces Follow-on Offering of Common Stock

Maroussi, Athens, Greece – October 30, 2007—Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it is commencing a public offering of 5,000,000 shares of its common stock under the Company’s effective shelf registration statement.  In addition, one of the Company’s shareholders will be offering 750,000 shares.   Wachovia Securities and Oppenheimer & Co.  will act as joint bookrunning managers.  In connection with the offering, the underwriters will be granted a 30-day option to purchase from the Company up to 862,500 additional shares of common stock to cover any over-allotments.

The Company intends to use the net proceeds of the offering to acquire additional vessels and for general corporate purposes.  The Company will not receive any of the proceeds from any shares of common stock sold by the selling shareholder.

The registration statement on Form F-3 relating to these securities has been filed with the Securities and Exchange Commission and was declared effective on May 16, 2007. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of these securities will be made only by means of a prospectus and related prospectus supplement.  Copies of the prospectus relating to these securities may be obtained when available from Wachovia Capital Markets, LLC, 375 Park Avenue, New York, NY 10152 or equity.syndicate@wachovia.com or from Oppenheimer & Co. at 125 Broad Street, New York, NY 10004, telephone (212) 668-8000 or ecm@opco.com.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery to its fleet of the recently acquired panamax drybulk carrier, M/V Trust Jakarta (to be renamed M/V Ioanna P), the Company will have a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships will have a cargo capacity of 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  October 30, 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President